Exhibit 7.1

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges calculated in accordance with IFRS for the twelve month periods ended December 31, 2011, 2010, 2009, 2008 and 2007 are as follows:

	2011	2010	2009	2008	2007
IFR	28.5	24.0	19.9	13.5	15.6

For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges.  Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.